Exhibit 8.1
Subsidiaries of Maxeon Solar Technologies, Ltd.

Name of Subsidiary	Country of Incorporation
Maxeon Solar Pte. Ltd	Singapore
SunPower Malaysia Manufacturing Sdn. Bhd.	Malaysia
SunPower Systems Sarl	Switzerland
SunPower Philippines Manufacturing Ltd.	Cayman Islands
SunPower Netherlands B.V.	Netherlands
SunPower Italia S.r.l.	Italy
SunPower Energy Solutions France SAS	France
Maxeon Americas, Inc.	United States
Maxeon Solar Systems Mexico S. de R.L de C.V	Mexico